SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. ___)*


           LATIN AMERICAN TELECOMMUNICATIONS VENTURE COMPANY - LATVCO
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    518281100
                                 (CUSIP Number)

                                 3 PLEASANT RUN
                              GREAT NECK, NY 11024
                                 (917) 838-8775
                               ATTN: AARON MOVTADY

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   04/13/2007
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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1       NAME OF REPORTING PERSON
        Aaron Movtady

--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [x]
--------------------------------------------------------------------------------
 3      SEC USE ONLY

--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

        OO (SEE ITEM 3)
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
        PURSUANT TO ITEMS 2(d) or 2(e) (verify)

--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
--------------------------------------------------------------------------------
NUMBER OF SHARES                    7      SOLE VOTING POWER
BENEFICIALLY OWNED BY                      1,200,000
EACH REPORTING PERSON              ---------------------------------------------
WITH                                8      SHARED VOTING POWER
                                           0
                                   ---------------------------------------------
                                    9      SOLE DISPOSITIVE POWER
                                           6,255,000*
                                   ---------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,200,000
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        18.30%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

        IN
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* Through his position as a sole member of 1218  Havemeyer  Avenue,  LLC,  Aaron
Movtady has the power to dispose of or direct the disposition of the 6,255,000 shares of Common Stock of 1218 Havemeyer Avenue, LLC. As a result, Aaron Movtady may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of Common Stock.

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        1218 Havemeyer Avenue, LLC

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 20-5551199

--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [x]
--------------------------------------------------------------------------------
 3      SEC USE ONLY

--------------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

        OO (SEE ITEM 3)
--------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
        PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        New York
--------------------------------------------------------------------------------
NUMBER OF SHARES                    7      SOLE VOTING POWER
BENEFICIALLY OWNED BY                      5,055,000
EACH REPORTING PERSON              ---------------------------------------------
WITH                                8      SHARED VOTING POWER
                                           0
                                   ---------------------------------------------
                                    9      SOLE DISPOSITIVE POWER
                                           5,055,000
                                   ---------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,055,000
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        14.80%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

        CO
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

This Schedule 13D (the "Schedule 13D"), relates to Common Stock, par value $.001 per share ("Common Stock"), of Latin American Telecommunications Venture Company
- LATVCO, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1981 Marcus Avenue, Suite C219, Lake Success, NY 11042.


ITEM 2.   IDENTITY AND BACKGROUND.

     (a) This Schedule 13D is being filed jointly by Aaron Movtady and 1218 Havemeyer Avenue, LLC (the "LLC"). Mr. Movtady and the LLC are hereinafter sometimes referred to collectively as the "Reporting Persons".

     (b) The principal business address of Mr. Movtady and the LLC is 3 Pleasant Run, Great Neck, NY 11024.

     (c) Mr. Movtady's principal occupation is a private investor and the LLC is principally engaged in the business of making investments.

     (d) During the last five years none of the Reporting Persons have (i) been convicted in a criminal proceeding or been a party to a civil proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 13, 2007 (the "Closing Date"), the Issuer entered into and closed a Share Exchange Agreement (the "Exchange Agreement") with Avallon 7, Inc. ("Avallon"), a Nevada company, and the existing shareholders of Avallon. As a result of the share exchange, the Issuer acquired all of the issued and outstanding securities of Avallon from the existing shareholders of Avallon, in exchange for 30,000,000 newly-issued shares of the Issuer's Common Stock, which represented approximately 87.5% of the Issuer's issued and outstanding common stock (the "Exchange"). As a result of the Exchange, Avallon became a fully owned subsidiary of the Issuer.


ITEM 4.   PURPOSE OF TRANSACTION.

The purpose of the Issuer's acquisition of Avallon's Common Stock was to acquire control of Avallon and to have the operations of Avallon be the only operations of the Issuer. The directors and officers of Avallon were replaced by the directors of the Issuer, effective upon the expiration of the requisite time period following the mailing of the Information Statement pursuant to Section 14(f).

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer.

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries.

          (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries.

          (d) any other material change in the Issuer's business or corporate structure.

          (e) any material change in the present capitalization or dividend policy of the Issuer other than as described herein.

          (f) any other material changes in the Issuer's business or corporate structure.

          (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person.

          (h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an interdealer quotation system of a registered national securities association.

          (i) in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

          (j) any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Neither of the Reporting Persons has effected any transactions in the class of securities described in the past 60 days.

(d) To the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On April 13, 2007, the Issuer entered into a Share Exchange Agreement with Avallon and the existing Shareholders of Avallon. On the closing of the Share Exchange, the Issuer acquired all of the issued and outstanding securities of Avallon in exchange for an aggregate of 30,000,000 newly-issued shares of the Issuer's Common Stock.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 99.1. Joint Filing Agreement, dated June 15, 2007, between Aaron Movtady and 1218 Havemeyer Avenue, LLC.

     Exhibit 99.2. Share Exchange Agreement between Latin American Telecommunications Venture Company - LATVCO, Avallon 7, Inc., and the existing Shareholders of Avallon 7, Inc. party thereto, dated April 13, 2007 - incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K dated April 13, 2007 filed with the Securities and Exchange Commission on April 13, 2007.

                                    SIGNATURE
                                    ---------


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 2007



                                                    By: /s/ Aaron Movtady
                                                        ------------------------
                                                        Name:  Aaron Movtady



                                                    1218 HAVEMEYER AVENUE, LLC

                                                    By: /s/ Aaron Movtady
                                                        ------------------------
                                                        Name:  Aaron Movtady
                                                        Title: President

                                  EXHIBIT INDEX

     Exhibit 99.1. Joint Filing Agreement, dated June 15, 2007, between Aaron Movtady and 1218 Havemeyer Avenue, LLC.